SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 24, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                      CNOOC Signs New PSC with Primeline

(Hong Kong, March 24, 2005) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) is pleased to announce that its parent company, China National Offshore Oil Corporation ("CNOOC") has signed a Production Sharing Contract (PSC) with Primeline Energy China limited (PECL) and Primeline Petroleum Corporation (PPC) (together, "Primeline") for Block 25/34 in the East China Sea.

Block 25/34 covers a total area of 7,006 square kilometers and is located about 390 kilometers southeast of Shanghai, in water depth ranging from 75 to 95 meters. Under the terms of the agreement, Primeline will acquire additional seismic data and drill exploration wells during the exploration period,

Primeline will fund 100 percent exploration expenditure in the exploration period and CNOOC has the right to participate with up to 51% interest in any commercial discoveries in the block at no cost.

Mr. Zhang Guohua, Senior Vice President of the Company commented, "We are committed to both PSC and independent explorations. We believe the singing of the PSC will further help brighten the prospect of Block 25/34."

This is the third PSC contract signed between CNOOC and Primeline.


Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel:+86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  --------------------------
                                                  Name: Cao Yunshi
                                                  Title: Company Secretary

Dated: March 24, 2005